EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Cardinal Health, Inc. for the registration of its common shares and preferred shares and its debt securities and to the incorporation by reference therein of our reports dated August 26, 2010, with respect to the consolidated financial statements and schedule of Cardinal Health, Inc., and the effectiveness of internal control over financial reporting of Cardinal Health, Inc., included in its Annual Report (Form 10-K) for the year ended June 30, 2010, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Ernst & Young LLP
Columbus, Ohio
August 27, 2010